Exhibit 99.1

May 10, 2013

To: Comisión Nacional de Valores (National Securities Commission)

Re:	Notice of payment corresponding to Grupo Financiero Galicia’s Class II, Series III Notes

It is hereby informed that Grupo Financiero Galicia S.A. (“GFG”) shall proceed to make the sixth payment and full repayment of the principal amount corresponding to the Class II Series III Notes issued pursuant to its global program for the issuance of short-, mid- and/or long term notes for a maximum outstanding face value of up to US$100,000,000, or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: One Wall Street, New York, NY 10286, United States of America

Paying Agent: The Bank of New York Mellon

Payment Initial Date: May 21, 2013

Item: Payment of interests corresponding to the period started on November 24, 2012 and ended on May 20, 2013

Applicable Interest Rate: Class II, Series III notes accruing 9% interest

Interests and Principal Amounts: The applicable interest rate for the period described above is 4.38904110% and the amount of payable interests is US$ 989,891.56. The principal payment amounts to US$ 22,553,709.

ISIN N°: XS0511059312

Common Code: N° 51105931

Terms with capital letters which are not defined herein have their corresponding meaning defined in the Price Supplement dated as of May 7, 2010.

Yours faithfully,

Jose Luis Gentile

Attorney in fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Grupo Financiero Galicia S.A./Tte. Gral. Perón 456, 2° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528/4343-9475, Fax 4331-9183 www.gfgsa.com